[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 9, 2014

John M. Ganley
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BlackRock Debt Strategies Fund, Inc. File Nos. 333-196682 & 811-08603

Dear Mr. Ganley:

Thank you for your comment letter, dated July 11, 2014, regarding the registration statement on Form N-2 filed by BlackRock Debt Strategies Fund, Inc. (the "Fund") on June 11, 2014 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

PROSPECTUS:

Item 1. Outside Front Cover (page I-1)

Comment 1	Please disclose on the cover page the Fund's policy with respect to maturity or duration of the debt in which it invests.
Response 1	We have included a statement that the Fund has no restrictions on portfolio maturity or duration of the debt securities in which it may invest.
Comment 2
The last sentence of the third paragraph under Item 1.b. states that under normal market conditions at least 65% of the Fund's total assets will be invested in debt instruments. Inasmuch as the Fund's name suggests that it will invest in debt, please disclose a policy that under normal market conditions the Fund will invest at least 80% of its assets in debt instruments. See Rule 35d-1 under the Investment Company Act of 1940 ("Investment Company Act").

Response 2
The statement that, under normal market conditions, at least 65% of the Fund's total assets will be invested in debt instruments, have been amended to state that, under normal market conditions, at least 80% of the Fund's total assets will be invested in debt instruments.

Securities and Exchange Commission
October 9, 2014

Comment 3	The fourth paragraph under Item 1.b. states that the Fund may invest directly in debt instruments or synthetically through the use of derivatives. Please address each of the following:
(a)
Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response 3(a)
In drafting disclosure regarding derivative transactions in the Fund's Prospectus, the Fund has been mindful of the staff's views on derivatives disclosure set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

(b)
If the Fund intends to count derivatives toward the Fund's 80% policy, please state that the derivatives will have similar economic characteristics to debt instruments.  See Investment Company Act Release No. 24828, at note 13 (Jan. 17, 2001). In addition, please explain to us how derivatives will be valued for purposes of the 80% policy and for purposes of calculating Managed Assets to determine the management fee. We may have additional comments after reviewing your response.

Response 3(b)
With respect to the Fund's 80% policy, the Fund may invest directly in debt instruments or synthetically through the use of derivatives, as disclosed on page I-1 and I-15 of the Registration Statement. In calculating the Managed Assets of the Fund, derivatives instruments are valued at their market value, or, in cases where market value is not available, at fair value, as determined in accordance with the valuation policies and procedures adopted by the Board of Directors of the Fund. To the extent the notional value of a derivative instrument exceeds its market value, the notional value will not be included for purposes of calculating Managed Assets.

(c)
Please note that to the extent the Fund enters into a derivative contract, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). We note that the Fund has disclosed in Part II of the prospectus its policies as to how the Fund will segregate assets to meet its obligations under Section 18 of the Investment Company Act. Please also note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent

Securities and Exchange Commission
October 9, 2014

with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 3(c)	The Fund is mindful of the concept release regarding derivatives and the prospect of future guidance related to derivatives.
Item 3. Fee Table and Synopsis (Page I-3)
Comment 4
Footnote (3) to the fee table provides that shareholders will pay $0.02 per share for fees incurred in connection with dividend reinvestments involving open-market purchases. Please disclose this fee in the fee table as a Shareholder Transaction Expense.

Response 4	This fee has been disclosed in the fee table as a Shareholder Transaction Expense as requested.
Comment 5
The second sentence of footnote (7) to the fee table sets forth the Fund's total annual expenses excluding interest expenses. Please explain to us why it is appropriate to present the fees excluding interest expenses. In responding, please indicate whether it is the Adviser's expectation that the Fund will continue borrowing for investment purposes during the current fiscal year.

Response 5
The Fund utilizes leverage for investment purposes.  The Fund's interest expenses fluctuate from time to time depending on the amount of leverage utilized by the Fund.  Presenting the total annual expenses excluding interest expense allows investors to compare the Fund's total annual operating expenses to its peers that may use more or less leverage than the Fund.  In addition, the Fund's total annual expenses excluding interest expenses are readily discernible from the expense table and presenting such expenses in the footnote saves investors the trouble and time from having to make the calculation on their own. The Fund's investment adviser expects the Fund to utilize leverage for investment purposes during the current fiscal year, but the amount of leverage utilized by the Fund during the current fiscal year and the cost thereof may vary from prior years.

Comment 6
The third sentence of footnote (7) provides that the total annual expense after giving effect to fee waivers and reimbursement is 1.38%. Inasmuch as the total annual expense presented in the fee table is also 1.38%, it does not appear that any fees have been waived or expenses reimbursed. Accordingly, please delete any discussion in the footnote concerning fee waivers and expense reimbursement.

Securities and Exchange Commission
October 9, 2014

Response 6	The Fund has deleted any discussion in the footnote concerning fee waivers and expense reimbursement.
Comment 7
Page I-16 of the prospectus indicates that the Fund may engage in short sales of securities.  Please confirm that the Fund discloses the expenses associated with short sales (e.g., interest and dividends paid on short sales) in the fee table as "Other Expenses." See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.108.j. (May 1, 2013).

Response 7	The Fund confirms that interest and dividends paid in connection with short sales, if any, are reflected in the fee table as "Other Expenses."
Comment 8
In the sixth paragraph under the caption "Investment Policies" on page I-7, the disclosure states that "[u]nder unusual market or economic conditions or for temporary or defensive or liquidity purposes," the Fund may deviate from its investment policies. (Emphasis added.) As noted in Comment 2 above, under normal market conditions the Fund must invest at least 80% of its assets in debt securities. The Commission has recognized, however, that it may be appropriate for a fund "to take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political or other conditions." See Instruction 6 to Item 9(b) (1) of Form N-1A (emphasis added). Please explain to us why it would be appropriate for the fund to deviate from its principal investment strategies for liquidity purposes.

Response 8	The reference to "or liquidity" has been deleted from the paragraph.
Special Risk Consideration (Page I-9)
Comment 9
This section identifies "Mortgage Related Securities Risks" as a principal risk of investing in the Fund. Please summarize the Fund's strategy with respect to investing in mortgage-related securities under the caption "Investment Policies" in the Fund's Synopsis.

Response 9	The following statement has been added under the caption "Investment Policies" in the Fund's Synopsis:
The debt instruments in which the Fund invests may also include mortgage-related securities.
Fundamental Investment Restrictions (Page I-19)
Comment 10
Investment restriction (7) provides in part that "to the extent that the Fund invests in Corporate Loans the Fund may invest more than 25% and may invest up to 100% of its assets in securities of issuers in the industry group

Securities and Exchange Commission
October 9, 2014

consisting of financial institutions and their holding companies . . . ." (Emphasis added.) This language suggests that the Fund has reserved freedom of action to concentrate in an industry group. The staff of the Division considers freedom of action to concentrate pursuant to management's investment discretion to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act. Accordingly, please change the italicized word "may" to "will" in the investment restriction.

Response 10	We have included the following statement in the registration statement:

As a fundamental investment policy, to the extent the Fund invests in Corporate Loans, the Fund will invest more than 25% and may invest up to 100% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies.

The Fund intends to invest at all times a portion of its assets in Corporate Loans; thus, the Fund intends to have at all times more than 25% of its assets invested in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies.

The Fund has notified us that it will present the following fundamental investment policy to the Board of the Fund for consideration at its next regularly scheduled Board meeting:  As a fundamental investment policy, the Fund will invest at all times a portion of its assets in Corporate Loans.

Subsidiary (Page I-20)
Comment 11
This section states that the Fund wholly owns DSU Subsidiary, LLC, a Delaware-domiciled entity. This section further states that the Subsidiary is a taxable entity and that its assets are managed by the Investment Advisor subject to the same investment policies and restrictions that apply to the Fund. Please include in the Synopsis of the Fund's Investment Policies a description of the Fund's policy of investing through the Subsidiary. We note that the Fund's shareholder report for the fiscal year ended February 28, 2014 discloses that the financial statements of the Subsidiary are consolidated with the financial statements of the Fund. Please respond to the following comments concerning the Subsidiary in which the Fund invests.

Response 11	We have added the following disclosure to the Synopsis of the Fund's Investment Policies.

The Fund may invest up to 25% of its total assets in a wholly-owned subsidiary, DSU Subsidiary, LLC (the "Subsidiary").  The Subsidiary enables the Fund to hold investments that are organized as operating partnerships and to satisfy regulated investment company tax requirements.  The Subsidiary's assets are managed by the Fund's investment advisor, BlackRock Advisors, LLC (the "Investment Advisor"), and are subject to the same investment policies and restrictions that apply to the Fund.  Please see Item 8. Description of the Fund—Investment Objectives and Principal Investment Policies—Subsidiary.

(a)
Disclose that the advisory arrangement among the Fund, the Subsidiary and the Investment Advisor complies with Section 15 of the Investment Company Act.  Please file the advisory agreement concerning the Subsidiary as an exhibit to the registration statement.

Securities and Exchange Commission
October 9, 2014

Response 11(a)
The Subsidiary is organized as a Delaware limited liability company and taxed as a corporation for Federal income tax purposes. The Subsidiary's limited liability company agreement provides that the business and affairs of the Subsidiary shall be managed by the Investment Advisor, as the manager of the Subsidiary within the meaning of the Delaware Limited Liability Company Act, subject to the supervision of the Board of Trustees of the Fund. The Fund can remove the manager of the Subsidiary at any time.  The Subsidiary is not party to an advisory agreement. The Investment Advisor does not receive separate compensation from the Subsidiary for providing investment management or administrative services.

(b)
Disclose in the discussion of investment strategy the Fund's investment through a wholly-owned subsidiary. Disclose any of the Subsidiary's investment strategies or risks that constitute principal investment strategies or risks of the Fund.

Response 11(b)
The assets of the Subsidiary and the assets of the Fund, taken as a whole, will be subject to the same investment strategies.  The Subsidiary's assets are managed by the Investment Advisor and are subject to the same investment policies and restrictions that apply to the Fund.  The Subsidiary has no investment strategies that differ from those of the Fund. As a result, no additional principal investment strategy or risk disclosure is required.  Please see Item 8. Description of the Fund—Investment Objectives and Principal Investment Policies—Subsidiary.

	(c)	Confirm to us that the Subsidiary's expenses, including tax expenses, are included in the Fund's fee table.
Response 11(c)		We have been informed by representatives of the Fund that the Fund's fee table includes the Subsidiary's expenses.
	(d)	Please ensure that the Subsidiary and its board of directors sign the Fund's registration statement.
Response 11(d)
We respectfully disagree that the Subsidiary should sign the Registration Statement. The Subsidiary is not conducting a public offering of its securities. Nor does the chief part of the Fund's business consist of the sale of its own securities and the purchase of securities of the Subsidiary, such that the Subsidiary is required to sign the registration statement pursuant to Rule 140 under the Securities Act of 1933 (the "Securities Act"). As disclosed in the Registration Statement, the Fund will invest no more than 25% of its assets in the Subsidiary. The 25% limit is the maximum amount the Fund may invest in the Subsidiary, not a required minimum. In fact, the Fund currently only invests approximately 0.32% of its assets in the

Securities and Exchange Commission
October 9, 2014

Subsidiary and, depending on the Fund's Advisors' analysis of market conditions from time to time, may invest no assets in the Subsidiary. We are aware of no pronouncement by the Commission or its staff that an investment of as little as 25% of an issuer's assets in a subsidiary causes the Subsidiary to be deemed to be engaged in a public offering of its securities under Rule 140. In fact, in the leading pronouncement on Rule 140, the Commission staff found that an issuer that was a pass-through entity could use up to 45% of the proceeds from an offering of its securities to purchase certificates issued by another issuer (the "Underlying Issuer") and that such an arrangement would not be deemed to require the Underlying Issuer to be engaged in a distribution of its securities under Rule 140.1 In light of the foregoing analysis, the Subsidiary has not signed the registration statement.

Item 9. Management (Page I-22)
Comment 12
The fourth paragraph of this section identifies the portfolio managers who are jointly and primarily responsible for the day-to-day management of the Fund. In the table immediately following that paragraph, in the column captioned "Primary Role," please insert the words "and primarily" after the word "jointly" for each portfolio manager.

Response 12	The words "and primarily" have been inserted after the word "jointly" for each portfolio manager as requested.
Item 25. Financial Statements and Exhibits (Page I-30)
Comment 13
The exhibit list indicates that an opinion and consent of counsel will be filed by amendment.  Since the terms of the actual offerings from this registration statement have not yet been authorized by the Fund's Board of Directors, please confirm that the Fund will file an unqualified legality opinion and related consent of counsel in a post-effective amendment with each takedown from this shelf registration statement. See SEC Division of Corporation Finance Staff Legal Bulletin No. 19, text at note 26 (Oct. 14, 2011).

Response 13
The Registration Statement is not structured as a "shelf" registration statement from which takedowns will be made by post-effective amendment. Rather, the Registration Statement and the unqualified legality opinion and related consent we will file in connection with Pre-Effective Amendment No. 1 to the

1 FBC Conduit Trust I, 1987 SEC No-Act. LEXIS 2692 (Oct. 6, 1987).

Securities and Exchange Commission
October 9, 2014

Registration Statement will cover all of the securities registered by the Registration Statement, which will be offered on a continuous basis.
GENERAL COMMENTS:
Comment 14	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
Response 14	In response to your comments, the Fund has made consistent revisions throughout the Registration Statement.
Comment 15
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 15
The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

Comment 16
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response 16	The Fund does not intend to omit information from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.
Comment 17	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
Response 17
The Fund has submitted a no-action letter in connection with the Registration Statement. The Fund notes that the Investment Adviser has submitted an application for an exemptive order pursuant to Section 6(c) of the Investment Company Act for exemption from Section 19(b) of the Investment Company Act and Rule 19b-1 thereunder to permit funds in the fund complex to distribute capital gains more frequently than once every twelve months. Although the Fund does not currently require exemptive relief to implement its distribution policy and therefore does not currently intend to rely upon the order, the applicants have requested that the order apply to all funds advised by the Investment Adviser,

Securities and Exchange Commission
October 9, 2014

including the Fund, who choose to adopt a managed distribution policy in accordance with the order.
Comment 18	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.
Response 18	FINRA has reviewed the proposed distribution terms and arrangements as set forth in the Registration Statement.
Comment 19
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response 19
Changes in response to your comments will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Comment 20
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 20
The persons who are responsible for the accuracy and adequacy of the disclosure in the Registration Statement have reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund's Registration Statement.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or George Ching at (212) 735-3637.

Sincerely,

/s/ Thomas A. DeCapo

Thomas A. DeCapo